Invest in Ad Fontes Media

Technology Software Saas Female Founder Media

We rate news for reliability and bias to help people navigate the news landscape

ADFONTESMEDIA.COM WESTMINSTER COLORADO



ad fontes media
The Media Bias Chart ®
Version 6.0
Most Extreme Left
Hyper-Partisan Left
Skews Left
Neutral
(minimal, balanced, or centrist)
Skews Right
Hyper-Partisan Right
Most Extreme Right
Original Fact Reporting
Fact Reporting
Complex Analysis OR Mix of Fact Reporting and Analysis
Analysis OR High Variation in Reliability
Opinion OR High Variation in Reliability
Selective or Incomplete Story; Unfair Persuasion
MORE
Reliability
Type Key
Most Reliable
Mixed Reliability
Somewhat Unreliable
Unreliable
Articles rated on a scale of 0-64 for reliability and -42 to +42 for bias.
Overall source scores reflect weighted average of article scores and shown on truncated scale.



People don't know what news to trust anymore, but what they do know is that polarizing junk news is damaging, and that it makes us angry and divided as a society. By rating the news, we help people navigate the media landscape. Understanding the nature of the news we consume can help us heal our divisions, make better decisions, and move forward.

Vanessa Otero Founder and CEO @ Ad Fontes Media

Why you may want to invest in us...

1. Polarizing junk news makes us angry and divided. We're doing something about it and growing 370% YoY
2. As the producer of the Media Bias Chart, we have organically grown into one of the most recognized and trusted news rating organizations
3. A news rating company should be independent and owned by people who care deeply about having a healthy information ecosystem and democracy

Why investors ❤ us

WE'VE RAISED $107,240 SINCE OUR FOUNDING

We are what we read.

Its a simple thing, but it says so much about why we need to understand the relative context and reliability of where we get our news, information, and our opinion analysis.

The political polarization of our country, along with the destruction of the business model of printed news leads to the need for analysis of our news sources.

Ad Fontes Media, was the first concept I've come across enabling a reader to understand a news institution's bias and fact/analysis/editorial content relative to its peers. If we have any hope of saving our fourth estate, we must understand its biases.

Michael McIntire

LEAD INVESTOR | INVESTING $10,000 THIS ROUND & $10,000 PREVIOUSLY



What's real in the world? Download the app Ad Fontes Media

David Pellum II



I appreciate your work and want to support these efforts!

Amanda Gasparich Bernard

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Vanessa Otero

Founder and CEO

I created the original Media Bias Chart in 2016. Practicing patent attorney for six years. Founded this company to fulfill the need for a news rating system. Public speaker on news literacy and polarization B.A., English, UCLA; JD, Univ of Denver.



Robert Rapplean

Chief Technology Officer

Robert has over 20 years of experience with enterprise data management systems, most recently in the realm of Big Data.



Ria Otero

Marketing and Engagement Lead

Learned the startup ropes by founding her own company, Ely, which provided a mobile app for tracking and notification of children's products and associated recalls.



Jeffrey VonWald
Director of Operations
Accomplished career in mission-driven settings to develop or support programs that inform and inspire: life-long learning, public awareness, cross-cultural appreciation, civic engagement, volunteerism, peace-building, and social cohesion.
in

In the news

lifehacker big think Forbes The Economist

Downloads

Ad-Fontes Media Pitch Deck 7 9 2020.pdf

The Story of Ad Fontes Media

In the run-up to the 2016 election, I thought it was nuts how people would share "news" articles that were loose with the facts and really biased.

I created a chart of the news and put it on the internet.

In my profession as a patent attorney, I explain complicated things through words and pictures and find the pictures are often the most helpful. I thought up a way to map the news sources out there visually, from best to worst, and left to right. As a hobby, I made this first Media Bias Chart to talk to my friends about news and politics on Facebook. It went super viral, launching conversations, copycats, criticism, and praise from all corners.



Liberal Utter Garbage/ Conspiracy Theories
Hyper Partisan Liberal (questionable journalistic value)
Skews Liberal (but still reputable)
Mainstream (minimal partisan bias)
Skews Conservative (but still reputable)
Hyper Partisan Conservative (questionable journalistic value)
Conservative Utter Garbage/ Conspiracy Theories
Complex
Analytical
Meets High Standards
Basic
Sensational or Clickbait
Journalistic Quality
Great in-depth sources of news
Confirms existing biases; won't help convincing others. Be careful how much you hang out here.
Confirms existing biases; won't help convincing others. Be careful how much you hang out here.
The Atlantic
The Economist
theguardian
THE WALL STREET JOURNAL
Slate
Vox
THE FISCAL TIMES
MONITOR
THE HILL
Nation.
MSNBC
npr
BBC
NATIONAL REVIEW
THE HUFFINGTON POST
The Washington Post
The New York Times
NEWS
CBS NEWS
FOX NEWS
AP
REUTERS
Local Newspaper in Liberal City
Local Newspaper in Conservative City
Great sources of news
Local TV News
CNN
DAILY CALLER
REPORT
Addicting Info
Natural News
U.S. Uncut
RedState
INFOWARS
Partisan Bias
Liberal
Conservative
Don't read this
Better than not reading news at all
Just no.
© Vanessa Otero 2016
Twitter @vlotero

People wanted more!

I got inquiries from people all across the internet. They mostly wanted three things: 1) more sources, 2) more features, and 3) good underlying data. People were using it in classrooms and publishing it in textbooks, so I felt a responsibility to make it better. I wanted to make it more rigorous and minimize the effects of my own bias. I knew I needed some help from a team. So in September 2018 I launched an Indiegogo crowdfunding campaign to improve the Media Bias Chart and we raised over $32,000!



CLOSED

Media Bias Chart: the Next Level

Help turn the two-dimensional Media Bias Chart into a dynamic, interactive web version!

Vanessa Otero
Westminster, United States
Ask a question

$32,112 USD **508** backers

64% of $50,000 **Flexible Goal**

FOLLOWING

With that funding, we created a system and software to do news content ratings and more.

We conducted a large multi-analyst ratings project to rate thousands of articles, developed software to collect, weight, and display our ratings, and created an educational SaaS platform to teach news literacy in schools.

As a result, our current interactive and static Media Bias Charts are used in thousands of classrooms across the country, and our recently launched CART News Literacy platform is gaining traction because of the popularity of the Media Bias Chart as a teaching tool.


The Media Bias Chart ®
Version 6.0
ad fontes media
Most Extreme Left
Hyper-Partisan Left
Skews Left
Neutral
Skews Right
Hyper-Partisan Right
Most Extreme Right
Type Key
Most Reliable
Mixed Reliability
Somewhat Unreliable
Unreliable
Reliability
MORE
LESS
LEFT
Bias
RIGHT
June 2020
Copyright © 2020 Ad Fontes Media, Inc. | Methodology, licenses, and usage information available at adfontesmedia.com | Twitter: @adfontesmedia


Interactive Media Bias Chart Demo
Watch later
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Select multiple news sources


CONTENT
ANALYSIS
TOOL
ad fontes media

Now we need to meet the growing demand for news content ratings

Since we've successfully figured out a way to rate news content, publishers, news aggregators, researchers, and more are coming to us asking for more content ratings. The applications for using them to improve our news ecosystem are endless.

Social media companies can integrate them into their news feeds; publishers can use them to promote trust in their content; advertisers can use them to filter out advertising purchases on junk news sites, and researchers can use them to study the effects of news consumption.


Business Model
Data Provider of News Content Ratings and
SaaS Provider of Related Tools
• Educational SaaS news literacy platform $40-400/mo
• Ratings data available via API $1,000-$4000/mo
• Multiple revenue streams from other applications
$40-$4000 /mo
Monthly subscription SaaS and Data Licensing Rates

So far, having rated just a fraction of the news landscape, we've become a trusted, independent, third-party resource, with our work having been cited by *The Economist*, *The New Yorker*, and others.


Why is our content rating system better?
We rate on two dimensions: reliability and bias
Ratings are numerical, comparative, along a gradient, and displayed in an easy-to-understand visual format
Virality of Media Bias Chart shows our ratings system is THE ONE that gets people to care

But we have only been able to scratch the surface of the number of news content ratings we want to do, and the only product we've had for most of our existence is a license to use the Media Bias Chart. With that alone, we've still bootstrapped enough revenue to keep us growing, with over 1800 paying customers to date. We're tiny compared to where we can be.

Our next goal is to rate 3,000 news sources. You can help us get there.

This volume of rated news sources will greatly expand the usefulness and commercial value of our ratings. It will also help us progress on developing a human-AI hybrid model for rating news sources on-demand and at scale. Imagine if every story on your social media feed could show you its Media Bias Chart rating instantly. It could transform the choices people make about their news consumption and ultimately, how we relate to each other as citizens.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We rate news articles and sources for reliability and bias. We currently do this with a small team of human analysts who have political views from across the spectrum. They are trained to look at the content of the news and score it according to our methodology. We provide the news source ratings themselves as a reference product for consumers and educators---mainly a Media Bias Chart. We also offer a software platform for educators to teach students how to rate the news themselves.

Where will your company be in 5 years?

We want to be the industry leader in this emerging field of news content ratings, and be doing it in an automated fashion. There are content ratings for movies, TV, and video games, and it will soon be obvious that we need content ratings for bias and reliability of news. As the industry leader, consumers and business will rely on our news ratings; ad tech companies will use it for brand safety, publishers will use it to market themselves, and social media platforms will use it to screen content

Why did you choose this idea?

People don't know what news to trust anymore, but what they do know is that polarizing junk news is damaging, and that it makes us angry and divided as a society. By rating the news, we help people navigate the media landscape. Understanding the nature of the news we consume can help us heal our divisions, make better decisions, and move forward.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The past 8-10 years have seen an explosion in the number of news/news-like sources due to: 1) low cost of entry for wannabe-news-providers (internet, YouTube) 2) social media platforms + smartphones that give engaging news content massive reach 3) monetary incentives (ad dollars) for producing polarizing content to an increasingly fragmented audience.

In the past, there were fewer sources, and it was easier to differentiate between them. Now, there are news sources across every gradient of reliability and bias.

Ratings like these haven't been done before because people are just now figuring out how to most usefully analyze and categorize them. It's hard to do, and there aren't good shortcuts. You can't just "AI-ify" this problem.

How far along are you? What's your biggest obstacle?

We've done a lot with minimal resources. The total amount that has gone into Ad Fontes is: \$32k from crowdfunding, \$38K in sales revenue (licenses, prints, subscriptions), \$15K in personal funds, and \$12K in debt.

With that, we have been able to 1) Rate over 100 news sources (2000 articles) with a politically balanced team, 2) create an interactive chart/site with over 1M visitors last year, 3) create an ongoing system to update and expand our ratings, and 4) create an educational Saas product that is now being used in schools.

Biggest obstacle: we need a much larger ratings data set (3K sources) because it will be more valuable to customers (i.e., social media, publishers, brands), but bootstrapping our way there is too slow.

Who competes with you? What do you understand that they don't?

NewsGuard:
Raised \$6M; led by journalism veterans; but rates only quality on binary green/red scale; rates at source level, not article level; doesn't rate bias;

FactMata:
AI focused, investment from Mark Cuban, Craig Newmark; focuses on heuristics that are easier to measure at scale; doesn't rate bias

AllSides:
Has 600 news source ratings that are a combo of internal ratings + crowd polling, provides news aggregation; doesn't rate reliability

What we understand: That it is critical to have:
1) BOTH reliability and bias dimensions
2) BOTH article and source-level ratings;
3) Ratings need to show gradients of each;
4) Ratings need to be visual & comparative for consumers to get it, care, and share

How will you make money?

1) Sales of CART (Content Analysis Rating Tool), our News Literacy SaaS platform for educators. Launched Nov. 2019, currently being used in high school and college classes

2) Sales and licensing of news rating data (via SaaS subscription and/or API) to:
-Marketing agencies, brands, and brand safety/ad verification companies who need to evaluate news publishers for reliability and bias
-Publishers who want third-party reports on their own content (business models like JD Power, Gartner, Forrester)
-Social media platforms
-News aggregators

3) Sales of educational reference tools (licenses and prints of Media Bias Chart for classrooms, textbooks, library guides, etc)

4) Consumer monthly/yearly subscriptions

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

1) Expense of rating news sources manually is high, and if not wisely monetized, could exceed revenue generated from data
2) If we cannot automate ratings in the future (using AI) with a high degree of accuracy and reduce data acquisition costs, we may not be able to scale
3) Accurately automating this human-dependent rating process is HARD. It will require at least a few years of detailed groundwork
4) We would fail if we spent too much money investing in AI to find it just won't work
5) It doesn't have to be "AI ratings or nothing." If we fail to do that we can still be moderately successful/make a difference providing an education product + a respectable amount of human ratings
6) Success in AI ratings would be a game-changer

Financials

Ad Fontes Media has financial statements ending May 31 2020. Our cash in hand is $1,500, as of June 2020. Over the three months prior, revenues averaged $3,325/month, cost of goods sold has averaged $200/month, and operational expenses have averaged $3,944/month.

At a Glance

January 1 to December 31

$19,984 [53%]
Revenue

-$40,162 [302%]
Net Loss

$13,374 +167%
Short Term Debt

$0
Raised in 2020

$1,500
Cash on Hand
As of 06/19/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We rate news articles and sources for reliability and bias. We currently do this with a small team of human analysts who have political views from across the spectrum. They are trained to look at the content of the news and score it according to our methodology. We provide the news source ratings themselves as a reference product for consumers and educators---mainly a Media Bias Chart. We also offer a software platform for educators to teach students how to rate the news themselves.

We want to be the industry leader in this emerging field of news content ratings, and be doing it in an automated fashion. There are content ratings for movies, TV, and video games, and it will soon be obvious that we need content ratings for bias and reliability of news. As the industry leader, consumers and business will rely on our news ratings; ad tech companies will use it for brand safety, publishers will use it to market themselves, and social media platforms will use it to screen content

Milestones

Ad Fontes Media, Inc. was incorporated in the State of Colorado in February 2018.

Since then, we have:

-Organically grown into one of the most recognized and trusted news rating organizations due to the popularity of our Media Bias Chart

-Sold to over 1800 customers in three different product categories, achieved over 1M website visits in the first half of 2020, and grew revenues over 370% YoY in 2020

Historical Results of Operations

Our company was organized in February 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $19,984.30 compared to the year ended December 31, 2018, when the Company had revenues of $42,759.36. Our gross margin was 85.39% in fiscal year 2019.
- *Assets.* As of December 31, 2019, the Company had total assets of $8,207.43, including $529.26 in cash. As of December 31, 2018, the Company had $26,065.85 in total assets, including $19,241.75 in cash.
- *Net Loss.* The Company has had net losses of $40,162.04 and net income of $$19,885.83 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $13,373.64 for the fiscal year ended December 31, 2019 and $$5,000 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 9 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 18 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Ad Fontes Media, Inc. cash in hand is $1,500, as of June 2020. Over the last three months covered by our financials (ending May 31, 2020), revenues have averaged $3,325/month, cost of goods sold has averaged $200/month, and operational expenses have averaged $3,944/month, for an average burn rate of $819 per month. Our intent is to be profitable in 1 month.

In June of 2020, the company took out a working capital loan of $6,000 from their merchant provider. This loan has a flat fee of $958 remitting back to the merchant provider. Repayment is done daily via 30% of credit card sales collected. The current balance on the loan is $4404.60

Our monthly income in June and July increased in comparison to January-May 2020, with revenue in June of over $7100 and in July of over $5500.

Our accounts receivable for August-October 2020 are projected to be higher due to contracts currently secured that are due to be paid during those months. Those trends are what account for our expected increased revenues over the next three to six months, which are listed below.

Revenues anticipated to be between $7-10K per month just continuing at our current growth rate, not including anticipated revenue increases due to investing in our growth. Expenses will increase commensurate with our revenue increases, because as we have more revenue to hire analysts and pay for software development, we will do so.

We have the ability to adjust expenses according to revenue received by increasing or decreasing the number of analysts hired. Other sources of capital are unnecessary due to the ability to intentionally scale expenses as revenue grows, but the company could reliably secure up to $100,000 in debt funding if necessary between small business loans, working capital loans, home equity loans, and credit cards.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
-201%

Gross Margin:
85%

Return on Assets:
-489%

Earnings per Share:
-$0.01

Revenue per Employee:
$19,984

Cash to Assets:
6%

Revenue to Receivables:
1,210%

Debt Ratio:
163%

Ad Fontes Media GAAP Financials and Notes August 14 2020.pdf

Risks

1. Most of the Ad Fontes team, including Founder/CEO Vanessa Otero, has been working part-time since its inception. Vanessa and other team members have only recently transitioned to full-time. A successful fundraising round will allow Vanessa to continue to devote full-time effort to growing Ad Fontes Media, but if we do not hit our revenue goals in 9 months or secure additional funding, she will have to return to part-time status.

2. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

3. Our future success depends on the efforts of a small management team, all of whom are also part-time, but several of whom will be able to work for us full-time upon successful fundraising. The loss of services of the members of the management team in the future may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

4. The cost of manually rating news articles is high, and there is no established market for news content ratings. While we have shown that some customers have been willing to pay for our ratings, and while we have identified several target markets, the potential size of these markets is unknown, and may be minimal or non-existent.

5. It is very difficult to accurately replicate human content analysis, especially in the manner we do it (rating reliability and bias) at scale using AI. Current technology that tries to rate content using AI are 1) limited to heuristics that are easy to measure (such as counting certain types of words) or 2) have the current accuracy limitations of natural language processing technology.

   Our ability to truly scale to the point where we can rate all news content accurately and mostly automatically will require us to have technological breakthroughs in this area, and there is no guarantee that we can do that. If we cannot achieve such breakthroughs and are always limited to manual ratings, the rate at which we can commercialize our ratings may be very limited.

6. Certain news and news-like sources that dislike our mission because they receive low ratings according to our method may attempt to disrupt our work in one or more ways. For example, third parties may undertake negative online social media campaigns, hacking, or frivolous litigation.

7. There are several competitors entering the field of news source ratings, each of whom has different approaches. We are betting that our two-dimensional rating taxonomy of bias and reliability will provide us a competitive advantage, but this may not be the case. Several of our competitors are better funded and therefore may be further ahead in developing their technology.

8. Temporary Rule 201(z)(2) provides temporary relief from certain financial information requirements by allowing issuers to omit the financial statements required by Rule 201(t) in the initial Form C filed with the Commission. This offering has commenced in reliance of Temporary Rule 201(z)(2).

9. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Vanessa Otero	Attorney @ Neugeboren O'Dowd PC	2018

Officers

OFFICER	TITLE	JOINED
Vanessa Otero	President CEO	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Vanessa Otero	8,000,000 Common Stock	91.8%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$69,237	SAFE

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$50,000	46% toward hiring analyst staff, 24% toward business development and customer support, 22.5% toward software and database development, 7.5% toward WeFunder fees,
$250,000	46% toward hiring analyst staff, 24% toward business development and customer support, 22.5% toward software and database development, 7.5% toward WeFunder fees,

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	8,000,000	Yes

The Funding Portal

Ad Fontes Media is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.